Exhibit 99.1

Titan Medical Expands Global Intellectual Property Portfolio to 30 Patents Issued and 75 Pending with Receipt of First Patent in China

TORONTO--(BUSINESS WIRE)--February 27, 2019--Titan Medical Inc. (TSX: TMD) (Nasdaq: TMDI) (“Titan” or the “Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that its global intellectual property portfolio has increased to 30 issued patents and 75 pending applications through the recent granting and filing of patent applications directed at aspects of its innovative robotic surgery program. Included in the recent patent grants is the Company’s first patent in China titled “Articulated Tool Positioner and System Employing Same,” for which the Company announced a notice of allowance in December 2018

The recently granted Chinese patent describes the smooth and continuously curved articulation of a robotic instrument to position and orient an end-effector in multiple degrees of freedom. The continuous curve architecture was designed to provide several advantages, including facilitating a central lumen that extends through the instrument to enable an independent roll of the end-effector, and providing for a multitude of end-effectors and advanced tools. Corresponding patents have been granted in Europe, Canada and Japan, and further applications are pending in several countries including the U.S.

“The continued expansion of our intellectual property portfolio further strengthens Titan’s position as an innovative leader in single-port robotic surgery technology,” commented David McNally, President and CEO of Titan Medical. “I commend Jasminder Brar, our Director of Strategic Development and Intellectual Property, on formulating and leading the successful execution of our IP strategy to enable Titan to protect its intellectual property in major markets around the world.

“While our initial focus for commercialization is the U.S., we remain committed to protecting our intellectual property in major markets to secure the long-term potential of the global surgical robotics opportunity for Titan or any commercial partners. We believe our system offers advanced technology in single-port robotic surgery, which could ultimately play a substantial role in expanding robotic surgery with the goal of improving patient outcomes,” he added.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com